

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
Mr. Daniel González
Chief Financial Officer
YPF Sociedad Anónima
C1106BKK
Ciudad Autónoma de Buenos Aires
Argentina

> **Re:** **YPF Sociedad Anónima**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 001-12102**

Dear Mr. González:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Exploration and Production Overview, page 29

Main Properties, page 32

1. The disclosure relating to the material concentrations of your expiring undeveloped acreage appears to be limited to an analysis of such acreage only for 2014. If you have material amounts of acreage that will expire beyond this period, please expand your disclosure to present the expiration dates relating to such acreage to comply with the requirements in Item 1208(b) of Regulation S-K or advise us why additional disclosure is not required. In this regard, we note response 7 in your letter to staff dated October 29, 2010.

Internal Controls on Reserves and Reserves Audits, page 38

2.   Please expand your disclosure to explain why your third party reserves audits were performed as of September 30, 2013 rather than coinciding with the disclosure of your reserves in Form 20-F as of December 31, 2013. As part of your expanded disclosure, please clarify the following:

- why you believe reserves audits performed in advance of your fiscal year end represent an effective control over your reserves estimation effort,

- why you elected to have certain properties such as the Manantiales Behr, Restinga Alí, Río Mayo, Sarmiento, and Zona Central-Bella Vista Fields audited as of December 31, 2013, and

- the extent to which any subsequent events relating to well performance or the results of wells drilled resulted in a material change in the reserves not otherwise audited as of September 30, 2013 but subsequently disclosed as of December 31, 2013.

Oil and Gas Production, Production Prices and Production Costs, page 40

3.   Please expand the disclosure of your production to present the total annual quantities, by final product sold, for each of the periods presented to comply with the requirements in Item 1204(a) of Regulation S-K.

4.   We note you present your natural gas liquids ("NGLs") combined with crude oil and condensate as a single aggregated figure for purposes of disclosing information related to your production quantities and average sales price. This combined disclosure appears to be inconsistent with your separate disclosure elsewhere of the net quantities of your NGL reserves. Furthermore, Items 1204(a) and 1204(b)(1) of Regulation S-K require the disclosure of the production and the average sales price by final product sold or produced, of oil, gas, and other products such as NGLs. To comply with Item 1204 of Regulation S-K, please revise your disclosure to provide the annual production and the average sales price by individual product type for each of the periods presented.

5.   Also expand the footnote disclosure relating to Loma La Lata Central and Loma La Lata Norte to provide the annual production amounts for other products sold such as NGLs relating to these fields to comply with Item 1204(a) of Regulation S-K or advise us why additional disclosure is not required.

Notes to the Consolidated Financial Statements

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-82

Changes in YPF's Estimated Net Proved Reserves, page F-83

6.   We note you provide footnote disclosure of the net quantities of your NGL reserves which we estimate represent 12.1%, 11.8% and 12.7% of your worldwide total crude oil, condensate and natural gas liquids reserves for the years ending December 31, 2013, 2012 and 2011, respectively. However, you do not provide the disclosure of the changes in such reserves. Please expand your disclosure to provide the changes in the net quantities of your natural gas liquids reserves for each of the periods presented pursuant to FASB ASC paragraph 932-235-50-5.

7.   There appears to be a significant difference between the net quantities of your natural gas production including the volumes consumed or flared in operation disclosed on pages F-84 and F-85 and our estimates of the corresponding annual net quantities of your natural gas production disclosed as sales volumes on page 41. For example, you disclose total annual production on a worldwide basis for your consolidated entities and your equity-accounted entities of 442, 442 and 453 Bcf of gas for the years ending December 31, 2013, 2012 and 2011, respectively. We estimate the corresponding annual sales volumes to be 377, 376 and 398 Bcf or a difference of 17%, 18% and 14%, respectively.

Please expand the disclosure on page F-85 to clarify that your natural gas production figures include volumes consumed or flared in operation. Also clarify the extent and reason that such volumes have been adjusted to account for inventory changes. In this regard, we note response 10 in your letter to the staff dated October 29, 2010.

8.   Also expand your disclosure on pages F-85, F-86 and elsewhere on page 41 to provide the net quantities of your natural gas reserves and the oil equivalent amounts of such reserves attributable to your estimates of the volumes consumed or flared in operation for each of the periods disclosed. Refer to the disclosure requirements in FASB ASC paragraph 932-235-50-10.

9.   Please expand your disclosure to provide a narrative explanation for the significant changes in net reserves relating to each line item entry other than production for the periods ending December 31, 2012 and 2011. Refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows, page F-89

10.   Please expand your disclosure to clarify your assumptions for the revenue and costs used in the calculation of your standardized measure of future net cash flows attributable to the

volumes consumed or flared in operation. Refer to FASB ASC paragraph 932-235-50-36.

Exhibit 99.1

11.   We note the probable reserves presented in the reserves report were prepared in accordance with the Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers, et al. We also note information relating to probable reserves is not disclosed in your filing on Form 20-F. The staff believes the information presented in the reserve report pursuant to Item 1202(a)(8)(ix) of Regulation S-K should correlate with the disclosure in your annual filing on Form 20-F. Therefore, please obtain and file a revised reserve report that presents probable reserves prepared to comply with the definitions contained in Rule 4-10(a) of Regulation S-X. Additionally, revise your filing on Form 20-F to disclose this information in a manner that is consistent with the guidance in Instruction 2 to paragraph (a)(2) of Item 1202 and the disclosure requirements for probable reserves under Item 1202(a)(2) of Regulation S-K. Alternatively, obtain and file a revised reserve report which does not include the information relating to probable reserves.

12.   The reserves report does not include certain disclosures required by Items 1202(a)(7) and 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include the following information in order to satisfy your filing obligations.

- The qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates presented in the reserves report (Item 1202(a)(7)).

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- For whom the report was prepared (e.g. the relationship between the ownership interests of Maxus Energy Corporation as disclosed in the report and those relating to YPF Sociedad Anónima) (Item 1202(a)(8)(i)).

- The percentage of the Company's total proved reserves (e.g. for properties located in the United States) covered by the report (1202(a)(8)(iv)).

- A brief summary of the third party's conclusions with respect to the reserves estimates (e.g. in the case of an audit, the degree of agreement between the Company's and third party engineer's reserve figures) (Item 1202(a)(8)(ix)).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director